Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-254130

January 19, 2022

TARGET CORPORATION

1.950% Notes due 2027

2.950% Notes due 2052

Issuer:	Target Corporation (“Issuer”)

Type of Offering:	SEC registered (No. 333-254130)

Trade Date:	January 19, 2022

Settlement Date (T+3):	January 24, 2022

Listing:	None

Expected Long-term Debt Ratings:	Moody’s, A2; S&P, A; Fitch, A

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

2027 Notes

Title of Securities:	1.950% Notes due 2027 (the “2027 Notes”)

Aggregate Principal Amount Offered:	$1,000,000,000

Maturity Date:	January 15, 2027

Benchmark Treasury:	UST 1.250% due December 31, 2026

Benchmark Treasury Price and Yield:	98-10; 1.606%

Spread to Benchmark Treasury:	0.380% (plus 38 basis points)

Yield to Maturity:	1.986%

Coupon (Interest Rate):	1.950% per annum

Price to Public (Issue Price):	99.830% of principal amount plus accrued interest, if any, from the Settlement Date

Net Proceeds to Issuer:	$994,800,000 (before transaction expenses and after underwriting fees)

Interest Payment Dates:	Semi-annually on January 15 and July 15, beginning on July 15, 2022

Optional Redemption:	The 2027 Notes may be redeemed at the Issuer’s option on at least 10 days’, but no more than 45 days’, prior written notice mailed (or otherwise delivered in accordance with the applicable procedures of DTC) to each holder of the 2027 Notes to be redeemed, either in whole at any time or in part from time to time prior to December 15, 2026 (one month prior to the maturity date of the 2027 Notes, the “2027 Notes Par Call Date”), at a redemption price for the 2027 Notes to be redeemed on any redemption date equal to the greater of the following amounts:

• 100% of the principal amount of the 2027 Notes being redeemed on the redemption date; or
• the sum of the present values of the remaining scheduled payments of principal and interest that would have been payable if the 2027 Notes being redeemed on that redemption date matured on the 2027 Notes Par Call Date (excluding interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the treasury rate, plus 10 basis points;
plus, in each case, accrued and unpaid interest on the 2027 Notes being redeemed to, but excluding, the redemption date.

In addition, the Issuer may redeem all or part of the 2027 Notes on at least 10 days’, but no more than 45 days’, prior written notice mailed (or otherwise delivered in accordance with the applicable procedures of DTC) to each holder of the 2027 Notes to be redeemed, at any time or from time to time on and after the 2027 Notes Par Call Date, at its option, at a redemption price equal to 100% of the principal amount of the 2027 Notes to be redeemed, plus accrued and unpaid interest on the 2027 Notes being redeemed to, but excluding, the redemption date.

CUSIP/ISIN:	87612E BM7 / US87612EBM75

2052 Notes

Title of Securities:	2.950% Notes due 2052 (the “2052 Notes”)

Aggregate Principal Amount

Offered:	$1,000,000,000

Maturity Date:	January 15, 2052

Benchmark Treasury:	UST 2.000% due August 15, 2051

Benchmark Treasury Price and Yield:	96-25; 2.148%

Spread to Benchmark Treasury:	0.850% (plus 85 basis points)

Yield to Maturity:	2.998%

Coupon (Interest Rate):	2.950% per annum

Price to Public (Issue Price):	99.056% of principal amount plus accrued interest, if any, from the Settlement Date

Net Proceeds to Issuer:	$981,810,000 (before transaction expenses and after underwriting fees)

Interest Payment Dates:	Semi-annually on January 15 and July 15, beginning on July 15, 2022

Optional Redemption:	The 2052 Notes may be redeemed at the Issuer’s option on at least 10 days’, but no more than 45 days’, prior written notice mailed (or otherwise delivered in accordance with the applicable procedures of DTC) to each holder of the 2052 Notes to be redeemed, either in whole at any time or in part from time to time prior to July 15, 2051 (six months prior to the maturity date of the 2052 Notes, the “2052 Notes Par Call Date”), at a redemption price for the 2052 Notes to be redeemed on any redemption date equal to the greater of the following amounts:

• 100% of the principal amount of the 2052 Notes being redeemed on the redemption date; or
• the sum of the present values of the remaining scheduled payments of principal and interest that would have been payable if the 2052 Notes being redeemed on that redemption date matured on the 2052 Notes Par Call Date (excluding interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the treasury rate, plus 15 basis points;
plus, in each case, accrued and unpaid interest on the 2052 Notes being redeemed to, but excluding, the redemption date.

In addition, the Issuer may redeem all or part of the 2052 Notes on at least 10 days’, but no more than 45 days’, prior written notice mailed (or otherwise delivered in accordance with the applicable procedures of DTC) to each holder of the 2052 Notes to be redeemed, at any time or from time to time on and after the 2052 Notes Par Call Date, at its option, at a redemption price equal to 100% of the principal amount of the 2052 Notes to be redeemed, plus accrued and unpaid interest on the 2052 Notes being redeemed to, but excluding, the redemption date.

CUSIP/ISIN:	87612E BN5 / US87612EBN58

Joint Book-Running Managers:	Barclays Capital Inc., BofA Securities, Inc., Citigroup Global Markets Inc., Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC

Senior Co-Managers:	U.S. Bancorp Investments, Inc. and Wells Fargo Securities, LLC

Co-Managers:	Fifth Third Securities, Inc., HSBC Securities (USA) Inc., Mizuho Securities USA LLC, MUFG Securities Americas Inc., RBC Capital Markets, LLC, SMBC Nikko Securities America, Inc., TD Securities (USA) LLC, Academy Securities, Inc., Loop Capital Markets LLC and Samuel A. Ramirez & Company, Inc.

It is expected that delivery of the Notes will be made against payment therefor on or about January 24, 2022, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the second business day before the delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the second business day before the delivery of the Notes should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, by calling BofA Securities, Inc. at 1-800-294-1322 and by calling Citigroup Global Markets Inc. at 1-800-831-9146.

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